FRANKLIN TEMPLETON INVESTMENTS

                                         One Franklin Parkway
                                         San Mateo, CA 94403-1906
                                         Facsimile 650.312.7059
                                         Telephone 650.312.5824

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February 24, 2010

Filed Via EDGAR (CIK # 0000780379)
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Re:        Franklin Templeton Global Trust ("Registrant")

File Nos.  033-01212
           811-04450

Ladies/Gentlemen:

In response to comments received on our filing of Post-Effective Amendment No. 31 under the Securities Act of 1933, as amended, and Amendment No. 32 under the Investment Company Act of 1940, as amended, to the Registrant's Registration Statement on Form N-1A, filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 30, 2009, we have incorporated comments made to previously reviewed documents as those comments correspond to these documents, and we provide the following acknowledgements to the Commission:

        o Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings;
        o Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
        o Registrant may not assert Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff as a defense in any proceeding initiated by the SEC.

Please direct any inquiries regarding this filing to the undersigned at (650) 312-5824.

Sincerely yours,


/s/ David P. Goss
David P. Goss
Senior Associate General Counsel